Exhibit 99.1

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2023 Q4/full-year results and 2024 guidance on February 14, 2024

Company also provides 2024 quarterly reporting dates

Toronto, Ontario, January 15, 2024 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) will release its 2023 fourth-quarter and full-year financial statements and operating results on Wednesday, February 14, 2024, after market close. The Company will also provide its full-year 2024 guidance, mineral reserve, and mineral resource statement as of December 31, 2023, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 15, 2024, at 8 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 15, 2024, at 8 a.m. ET are as follows:

Canada & US toll-free – +1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Passcode: 4915537
Outside of Canada & US – +1 (647) 362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ quarterly reporting schedule for the remainder of 2024 will be as follows:

•	Q1 2024 – Tuesday, May 7, 2024; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 8, 2024, at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 8, 2024; the meeting will be held at 10 a.m. ET.

•	Q2 2024 – Wednesday, July 31, 2024; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, August 1, 2024, at 8 a.m. ET.

•	Q3 2024 – Tuesday, November 5, 2024; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, November 6, 2024, at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 1 Kinross to announce 2023 Q4/full-year results and 2024 guidance on February 14, 2024	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 289-455-1950

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

p. 2 Kinross to announce 2023 Q4/full-year results and 2024 guidance on February 14, 2024	www.kinross.com